[Transamerica Life Insurance Company]

October 16, 2009

Mr. William J. Kotapish

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:

Template Filing

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

Transamerica Occidental Life Insurance Company

Western Reserve Life Assurance Co. of Ohio

Monumental Life Insurance Company

Merrill Lynch Life Insurance Company

Merrill Lynch Life Insurance Company of New York

Dear Mr. Kotapish:

Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Transamerica Occidental Life Insurance Company, Western Reserve Life Assurance Co. of Ohio, Monumental Life Insurance Company, Merrill Lynch Life Insurance Company, and Merrill Lynch Life Insurance Company of New York (the “Companies”) are adding or amending features in their products. These include:

•	Addition of funds
•	Addition of Fund Facilitation Fee to 6 of the added funds

Other than using different marketing names in different distribution channels, the additions are identical. The Companies hereby request the approval of the Commission to add or amend the features as applicable to the variable product filings on Attachment A pursuant to Rule 485(b)(1)(vii).

In connection herewith, the Companies state that the following is the “template” filing:

Separate Account VA Y

Flexible Premium Variable Annuity - J

Post-Effective Amendment No. 5 on Form N-4

File Nos. 333-131987; 811-21858

Transamerica Life Insurance Company Template Filing

October 16, 2009

The Companies further state that:

(1)	The template filing which will be filed pursuant to Rule 485(a) (on or about September 25, 2009), and the other filings listed in Appendix A are substantially identical with respect to the features being added and/or amended. The material changes in the template registration statement will be substantially identical to the material changes in the other product registration statements.

(2)	The registrant will be able to effectively revise the other filings in conformity with changes made in response to staff comments on the template filing and the registrant will, in fact, so revise the other filings.

(3)	The other filings will not contain material changes other than those made in connection with adding the funds and the fund facilitation fee that would make the other filings ineligible to be filed pursuant to Rule 485(b).

The Companies respectfully request that the Commission will provide oral approval of this request.

Please convey the approval to Sandy Dix, Manager – Securities Filings, at 319-355-8427. We will also file this letter as a correspondence filing via EDGAR.

We appreciate your consideration of this request.

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

Transamerica Occidental Life Insurance Company

Western Reserve Life Assurance Co. of Ohio

Monumental Life Insurance Company

Merrill Lynch Life Insurance Company

Merrill Lynch Life Insurance Company of New York

By:	/S/ DARIN D. SMITH
Darin D. Smith General Counsel, Transamerica Capital Management

Enc.

cc:	Craig Ruckman, Esq.

Frederick R. Bellamy, Esq.

Transamerica Life Insurance Company Template Filing

October 16, 2009

Attachment A

For Transamerica Life Insurance Company:

Separate Account VA A The Atlas Portfolio Builder Variable Annuity Files Nos. 333-26209; 811-09172	Separate Account VA B Transamerica Landmark Variable Annuity File Nos. 33-33085; 811-06032
Separate Account VA B Transamerica Freedom Variable Annuity File Nos. 33-56908; 811-06032	Separate Account VA C Transamerica EXTRA Variable Annuity File Nos. 333-83957; 811-09503
Separate Account VA J Immediate Income Builder II File Nos. 333-63086; 811-10413	Separate Account VA K Retirement Income Builder - BAI Variable Annuity Files Nos. 333-76230; 811-10617
Separate Account VA L Transamerica Preferred Advantage Variable Annuity File Nos. 333-87792; 811-21087	Separate Account VA P Flexible Premium Variable Annuity – A File Nos. 333-98891; 811-21192
Separate Account VA Q Flexible Premium Variable Annuity – B File Nos. 333-110049; 811-21461	Separate Account VA R Flexible Premium Variable Annuity – C File Nos. 333-109580; 811-21441
Separate Account VA S Flexible Premium Variable Annuity – D File Nos. 333-109913; 811-21453	Separate Account VA W Flexible Premium Variable Annuity – G File Nos. 333-116562; 811-21594
Separate Account VA X Flexible Premium Variable Annuity – I File Nos. 333-125817; 811-21776	Separate Account VA Y Flexible Premium Variable Annuity – J File Nos. 333-131987; 811-21858
Separate Account VA Z Flexible Premium Variable Annuity – K File Nos. 333-142762; 811-22063	Retirement Builder Variable Annuity Account Retirement Income Builder Variable Annuity File Nos. 333-07509; 811-07689
Retirement Builder Variable Annuity Account Portfolio Select Variable Annuity File Nos. 333-07509; 811-07689	Retirement Builder Variable Annuity Account The One® Income AnnuitySM File Nos. 333-78743; 811-07689
Retirement Builder Variable Annuity Account Retirement Income Builder II Variable Annuity File Nos. 333-07509; 811-07689	Fidelity Variable Annuity Account Fidelity Income Plus File Nos. 33-37498; 811-02954
Retirement Builder Variable Annuity Account Immediate Income Builder File Nos. 333-61063; 811-07689	Separate Account VA I Principal-Plus Variable Annuity File Nos. 333-46594; 811-10147
Separate Account VA E Privilege Select Variable Annuity File Nos. 333-32110; 811-09847	Separate Account VA F Premier Asset Builder Variable Annuity File Nos. 333-62738; 811-10411
Separate Account VA D Transamerica Access Variable Annuity File Nos. 333-94489; 811-0977	Separate Account VA-8 TransMark Optimum ChoiceSM Variable Annuity File Nos. 333-128772; 811-09859
Separate Account VA P Flexible Premium Variable Annuity – A File Nos. 333-98891; 811-21192	PFL Variable Annuity Fund II PFL Variable Annuity Fund II – Lexington File No. 811-02411
Separate Account VA-1 Prime Investor Variable Annuity File Nos. 333-128773; 811-04940	Separate Account VA-6 Transamerica Classic® Variable Annuity File Nos. 333-128705; 811-07753

Transamerica Life Insurance Company Template Filing

October 16, 2009

Transamerica Life Insurance Company continued:

Separate Account VL A Transamerica Variable Life File Nos. 33-92229; 811-09046	Separate Account VA-7 Transamerica Bounty® Variable Annuity File Nos. 333-128704; 811-08835
Separate Account VA-6 Transamerica Catalyst® Variable Annuity File Nos. 333-128705; 811-07753	Separate Account VA EE Flexible Premium Variable Annuity – O File Nos. 333-149336; 811-22182

For Transamerica Financial Life Insurance Company:

Separate Account VA BNY Transamerica Landmark NY Variable Annuity File Nos. 033-83560; 811-08750	Separate Account VA WNY Flexible Premium Variable Annuity – H File Nos. 333-120125; 811-21663
Separate Account VA QNY Flexible Premium Variable Annuity – E File Nos. 333-110048; 811-07793	Separate Account VA GNY Flexible Premium Variable Annuity – L File Nos. 333-142763; 811-22064
TFLIC Separate Account B Vanguard Variable Annuity File Nos. 333-65151; 811-06298 (Group)	TFLIC Separate Account B Vanguard Variable Annuity File Nos. 333-65131; 811- 06298 (Individual)
Separate Account VA-2LNY Dreyfus/Transamerica Triple Advantage® Variable Annuity File Nos. 333-104243; 811-07368	TFLIC Separate Account VNY Advisor’s Edge NY Variable Annuity File Nos. 333-122235; 811- 21703
TFLIC Separate Account C Marquee Variable Annuity (NY) File Nos. 333-65145; 811-9062	TFLIC Separate Account C Prism Variable Annuity (NY) File Nos. 333-65159; 811-9062
Separate Account VA-5NLNY Distinct Assets (NY) File Nos. 333-108497; 811-08160	TFLIC Separate Account C Advisors Edge Variable Annuity File Nos. 333-65149; 811-9062
TFLIC Separate Account C Dimensional Variable Annuity (NY) File Nos. 333-65149; 811-09062	Separate Account VA-6NY Transamerica Classic® Variable Annuity (NY) File Nos. 333-108498; 811-08677
TFLIC Series Annuity Account TFLIC Freedom PremierSM Variable Annuity File Nos. 333-63218; 811-10417	Separate Account VA YNY Flexible Premium Variable Annuity – N File Nos. 333-147041; 811-22138
Separate Account VA HNY Flexible Premium Variable Annuity – P File Nos. 333-149337; 811-22183

For Transamerica Occidental Life Insurance Company:

Separate Account VA-2L Dreyfus/Transamerica Triple Advantage® Variable Annuity File Nos. 33-49998; 811-07042	Separate Account VA-5 Distinct Assets Variable Annuity File Nos. 33-71746; 811-08158

Transamerica Life Insurance Company Template Filing

October 16, 2009

For Western Reserve Life Assurance Co. of Ohio:

Separate Account VA U WRL Freedom Premier III Variable Annuity File Nos. 333-108525; 811-21427	Separate Account VA V Flexible Premium Variable Annuity – F File Nos. 333-112089; 811-21491
WRL Series Annuity Account WRL Freedom Premier® VA File Nos. 333-82705; 811-5672	WRL Series Annuity Account WRL Freedom Access VA File Nos. 333-84773; 811-5672
WRL Series Annuity Account WRL Freedom Enhancer VA File Nos. 333-93169; 811-5672	WRL Series Annuity Account WRL Freedom Attainer VA File Nos. 33-49556; 811-5672
WRL Series Annuity Account WRL Freedom Bellwether VA File Nos. 33-49550; 811-5672	WRL Series Annuity Account WRL Freedom Variable Annuity File Nos. 33-24856; 811-5672
WRL Series Annuity Account WRL Freedom Conqueror® File Nos. 33-49558; 811-5672	WRL Series Annuity Account WRL Freedom Wealth Creator® File Nos. 333-24959; 811-5672
Separate Account VA AA Flexible Premium Variable Annuity – M File Nos. 333-145461; 811-22113	WRL Series Annuity Account B Janus Annuity 33-63246; 811-7754
WRL Series Annuity Account WRL Freedom Select® File Nos. 333-31228; 811-5672

For Monumental Life Insurance Company:

Separate Account VA WM Flexible Premium Variable Annuity - GM File Nos. 333-138040; 811-21961	Separate Account VA DD Vanguard Variable Annuity Plan File Nos. 333-146328; 811-06144
Separate Account VA CC Advisor’s Edge® Variable Annuity File Nos. 333-146323; 811-06564	Separate Account VA CC Advisor’s Edge Select® Variable Annuity File Nos. 333-146323; 811-06564
Separate Account VL E Pacer Choice Variable Life File Nos. 333-146343; 811-04733	Separate Account VA BB Pacer Choice Variable Annuity File Nos. 333-146313; 811-04734
Separate Account VA CC Dimensional Variable Annuity File Nos. 333-146323; 811-06564	Separate Account VA CC Personal Manager Variable Annuity – A Units File Nos. 333-146314; 811-06564
Separate Account VA CC Personal Manager Variable Annuity – B Units File Nos. 333-146314; 811-06564	Separate Account VA CC Prism Variable Annuity (Non – NY) – A Units File Nos. 333-146315; 811-06564
Separate Account VA CC Prism Variable Annuity (Non – NY) – B Units File Nos. 333-146315; 811-06564	Separate Account VA CC Marquee Variable Annuity (Non – NY) - A Units File Nos. 333-146317; 811-06564
Separate Account VA CC Marquee Variable Annuity (Non – NY) – B Units File Nos. 333-146317; 811-06564

Transamerica Life Insurance Company Template Filing

October 16, 2009

For Merrill Lynch Life Insurance Company:

Merrill Lynch Life Variable Annuity Separate Acct A Investor Choice AnnuitySM (Investor Series) File Nos. 333-118362; 811-06459	Merrill Lynch Life Variable Annuity Separate Acct A Merrill Lynch Retirement Plus® File Nos. 033-43773; 811-06459
Merrill Lynch Life Variable Annuity Separate Acct B Merrill Lynch Retirement Plus® File Nos. 033-45379; 811-06546	Merrill Lynch Life Variable Annuity Separate Acct C Merrill Lynch Consults AnnuitySM File Nos. 333-73544; 811-10585
Merrill Lynch Life Variable Annuity Separate Acct D Investor Choice AnnuitySM (IRA Series) File Nos. 333-119364; 811-21127	Merrill Lynch Life Variable Annuity Separate Acct D Merrill Lynch IRA Annuity® File Nos. 333-91098; 811-21127
Merrill Lynch Life Insurance Company RateMaxSM File No. 333-133225; N/A	Merrill Lynch Life Insurance Company Asset ISM File No. 333-133223; N/A
Merrill Lynch Life Variable Annuity Separate Account Portfolio Plus – Pre 86 File Nos. 033-43052; 811-06321	Merrill Lynch Life Variable Annuity Separate Account Portfolio Plus – Post 86 File Nos. 033-43053; 811-06321
Merrill Lynch Life Variable Annuity Separate Acct A Retirement Power File Nos. 333-90243; 811-06549	Merrill Lynch Life Variable Annuity Separate Acct A Retirement Optimizer A File Nos. 333-63904; 811-06459

For Merrill Lynch Life Insurance Company of New York:

ML of New York Variable Annuity Separate Acct A Investor Choice AnnuitySM (Investor Series) File Nos. 333-119611; 811-06466	ML of New York Variable Annuity Separate Acct A Merrill Lynch Retirement Plus® File Nos. 033-43654; 811-06466
ML of New York Variable Annuity Separate Acct B Merrill Lynch Retirement Plus® File Nos. 033-45380; 811-06547	ML of New York Variable Annuity Separate Acct C Merrill Lynch Consults AnnuitySM File Nos. 333-90430; 811-21119
ML of New York Variable Annuity Separate Acct D Investor Choice AnnuitySM (IRA Series) File Nos. 333-119797; 811-21176	ML Life Insurance Company of New York Asset ISM File No. 333-133224; N/A
ML of New York Variable Annuity Separate Account Portfolio Plus – Pre 86 File Nos. 033-40858; 811-06320	ML of New York Variable Annuity Separate Account Portfolio Plus – Post 86 File Nos. 033-40911; 811-06320
ML of New York Variable Annuity Separate Acct A Retirement Power File Nos. 333-34894; 811-06466	ML of New York Variable Annuity Separate Acct A Retirement Optimizer File Nos. 333-69220; 811-06466
ML of New York Variable Annuity Separate Acct D IRA Annuity File Nos. 333-98283; 811-21176